MADISON FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele: 608-216-9114

September 5, 2019

BY EDGAR

Ms. Alison White
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Madison Funds (“Trust”) Request for Amendment Withdrawal on Form N-14/A [Amended] Registration Statement (SEC File No. 333-231660)

To whom it may concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Trust hereby requests that the Securities and Exchange Commission (the "Commission") withdraw, effective as of the date hereof or at the earliest practicable date hereafter, Post-Effective Amendment No. 1 to the Trust's Registration Statement on Form N-14 (Accession No. 0001040612-19-000106) together with all exhibits thereto (collectively, the "Post-Effective Amendment").

The Post-Effective Amendment was originally filed on September 4, 2019 to add a tax opinion to the list of exhibits to the Registration Statement. We were informed by our examiner this morning that the tax opinion should have been filed under Rule 485(b). Following this AW filing, the Trust will file the tax opinion under Rule 485(b).

We apologize for the error and appreciate your bringing it to our attention. If you have any questions or comments regarding this filing, please call the undersigned at the telephone number listed above.

Very truly yours,

/s/ Kevin S. Thompson

Kevin S. Thompson, Chief Legal Officer